September 25, 2024

Sean D. Goodman
Executive VP, International Operations, CFO and Treasurer
AMC Entertainment Holdings, Inc.
One AMC Way, 11500 Ash Street
Leawood, KS 66211

       Re: AMC Entertainment Holdings, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           Item 2.02 Form 8-K filed August 2, 2024
           File No. 001-33892
Dear Sean D. Goodman:

       We have reviewed your filings and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Adjusted EBITDA, page 52

1.     Your non-GAAP adjustments for    cash distributions from
non-consolidated entities    and
          other non-cash rent benefit    in the Adjusted EBITDA reconciliation
appear to change the
       recognition and measurement principles required to be applied in accordance with GAAP.
       Please provide us with additional detail explaining how you considered Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations, or
       alternatively, remove the Adjusted EBITDA and Total Adjusted EBITDA measures from your disclosures outside of your segment note disclosure. This comment also applies to other filings in which Adjusted EBITDA is presented.
 September 25, 2024
Page 2

Item 2.02 Form 8-K filed August 2, 2024
Exhibit 99.1
Reconciliation of Contribution Margin Per Patron

2.     Your presentation of "contribution margin" and    contribution margin
per patron    appear
       to be non-GAAP measures and should be reconciled to their most directly comparable
       GAAP measure which is a fully-loaded GAAP gross profit that must be presented even if one is not depicted on your statements of operations. Please revise to provide the disclosures required in Item 10(e) of Regulation S-K.
Select Consolidated Constant Currency Financial Data

3. Your presentation of select consolidated constant currency financial data for the quarter and six months ended June 30, 2024 appear to be full non-GAAP income statements.
       Please revise to avoid giving non-GAAP measures undue prominence by presenting a full non-GAAP income statement. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and
       Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure
       Interpretations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Valeria Franks at 202-551-7705 or Suying Li at 202-551-3335 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services